*AB
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

15049340

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 400
(No. and Street)

La Jolla CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jing ("Christine") Zou (858) 731-8530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street, Suite 500, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB
3/14/15

OATH OR AFFIRMATION

I, Jon C. Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, L.L.C., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See attached

STATEMENT OF FINANCIAL CONDITION

Altegris Investments, L.L.C.
Statement of Financial Condition
(SEC Identification No. 8-24931)
As of December 31, 2014
With Report of Independent Registered
Public Accounting Firm

altegris.

TRUSTED ALTERNATIVES.
INTELLIGENT INVESTING.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Diego)

On 3/2/2015 before me, Jeami Lee Kang, Notary public,
Date — Here Insert Name and Title of the Officer

personally appeared Jon C Sundt
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

JEAMI LEE KANG
COMM. #1947838
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
SEPTEMBER 9, 2015

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation Document Date: 12/31/2014
Number of Pages: ________ Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

Altegris Investments, L.L.C.

Financial Statement

As of December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

Those Charged with Governance
Altegris Investments, LLC

We have audited the accompanying statement of financial condition of Altegris Investments, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Altegris Investments, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, CA
March 2, 2015

Altegris Investments, L.L.C.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 2,256,263
Accounts receivable	11,541
Due from related parties	104,585
Prepaid expenses	134,912
Refundable deposits	25,000
Total assets	$ 2,532,301
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 140,899
Due to related parties	167,141
Commissions payable	675,557
Accrued expenses	157,454
Total liabilities	1,141,051
Member's equity:	
Additional paid-in capital	3,837,081
Accumulated deficit	(2,445,831)
Total member's equity	1,391,250
Total liabilities and member's equity	$ 2,532,301

See accompanying notes to financial statements.

Altegris Investments, L.L.C.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Business

Altegris Investments, Inc. (the Company or Altegris Investments) was incorporated on June 19, 1975. The Company was a wholly owned subsidiary of Altegris, L.L.C. (Former Parent) prior to December 31, 2010.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy mutual funds and privately offered hedge funds and commodity funds. Prior to February 2011, the Company was also registered with the Commodity Futures Trading Commission (CFTC) as a futures introducing broker and commodity trading advisor, and a member of the National Futures Association (NFA). The Company withdrew its CFTC registrations (effective February 5, 2011) and its NFA membership (effective February 4, 2011) following a restructuring of the Company and its affiliates, effective on or about January 1, 2011, whereby business activities requiring CFTC registration and NFA membership were transferred and assigned from the Company to certain affiliates with the requisite CFTC and NFA registrations and memberships.

The Company does not carry or clear customer accounts and, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

On December 31, 2010, Genworth Financial, Inc. (Genworth Financial) acquired 100% of the equity interests in each of six wholly owned subsidiaries of the Former Parent: Altegris Investments, Altegris Advisors, L.L.C. (Altegris Advisors), Altegris Portfolio Management, Inc. (dba Altegris Funds) (Altegris Funds), Altegris Services, L.L.C. (Altegris Services), Altegris Clearing Solutions, L.L.C. (Altegris Clearing Solutions), and Altegris Futures, L.L.C. (Altegris Futures, and collectively, Altegris Entities or Altegris).

On March 27, 2013, Aquiline Capital Partners, LLC, a New York-based private equity firm investing in the financial services sector, and Genstar Capital, LLC, a middle market private equity firm based in San Francisco, announced that they agreed to acquire Genworth Wealth Management from Genworth Financial for $412.5 million. The sale by Genworth Financial included both of the Genworth Wealth Management's businesses: Genworth Financial Wealth Management, a turnkey asset management and consulting platform, and Altegris' businesses, a group of affiliated companies including the Company, that provides premier alternative investments. The transactions were structured as a stock sale and were closed on August 30,

1. Organization and Business (continued)

2013 (the Closing Date). FINRA's approval of the transaction in respect of the Company was granted on August 8, 2013.

On the Closing Date, the Altegris Entities, including Altegris Investments, were acquired and became wholly owned and controlled by (i) private equity funds managed by Aquiline Capital Partners, LLC and its affiliates (Aquiline), (ii) private equity funds managed by Genstar Capital, LLC and its affiliates (Genstar), and (iii) certain senior management of Altegris and other affiliates under common control of Aquiline and Genstar. AqGen Liberty Holdings LLC (AqGen), the investment vehicle through which Aquiline, Genstar, and certain other senior management of Altegris and other affiliates own and control the Company is referred to herein as the "Parent."

This acquisition was recorded under the purchase method of accounting. The management of Altegris business did not elect to apply push-down accounting. The fair value of the Altegris business was recognized on the statement of financial condition of the acquiring company, AqGen Liberty Acquisition, Inc. (the Buyer or ALA).

On December 31, 2014, AqGen completed the following mergers and conversions in the following order pursuant to a reorganization plan: (i) Altegris Futures, a Delaware limited liability company, was merged with and into Altegris Clearing Solutions, a Delaware limited liability company; (ii) Altegris Funds, an Arkansas corporation, was merged with and into Altegris Advisors, a Delaware limited liability company; (iii) Altegris Investments was converted from an Arkansas corporation to a Delaware limited liability company; (iv) Altegris Holdings, a Delaware corporation, was merged with and into Altegris Holdings II, a Delaware corporation; (v) Altegris Holdings II was converted from a Delaware corporation to a Delaware limited liability company; and (vi) ALA, a Delaware corporation, was merged with and into AqGen Liberty Management I, Inc. (ALMI), a Delaware corporation. Such series of mergers and conversions are collectively referred to the Reorganization.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Cash and Cash Equivalents

Certificates of deposit, money market funds, and other time deposits with original maturities of 90 days or less are considered cash equivalents in the statement of financial condition and the statement of cash flows. The Company has cash in banks in excess of the Federal Depository Insurance Commission (FDIC) insurance coverage of $250,000. At December 31, 2014, the Company had $2,006,263 in excess of this requirement.

Accounts Receivable

Accounts receivable represent commissions receivable from marketing privately offered commodity funds, privately offered hedge funds, and third-party funds and are carried at their estimated collectible amounts. Management assessed the collectibility of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2014.

Income Taxes

Effective December 31, 2014, due to the Reorganization, the Company was converted from an Arkansas corporation to a Delaware limited liability company (LLC). During 2014, the Company was included in the consolidated federal and states income tax returns of ALMI, an affiliate of the Parent. As a LLC it is not subject to federal and state income taxes, rather its income and deductions will be reported in the tax return of ALMI.

2. Summary of Significant Accounting Policies (continued)

In connection with the Reorganization, the Company is now treated as a disregarded entity for tax purposes and has therefore distributed the deferred tax assets to ALMI, the sole taxable entity within the group after the Reorganization.

Income tax returns have been timely filed (by ALMI) in the U.S. federal tax jurisdiction and California. There are no tax examinations currently in process, and there are no open tax years prior to 2011.

New Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The update also provides guidance on accounting for certain contract costs and requires new disclosures. For nonpublic entities, ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is only permitted to nonpublic companies by making election of one of the three available options with an effective date no earlier than December 15, 2016 (public entity effective date). The Company is still evaluating the effect of the guidance on its financial condition, results of operations, and its cash flows once adopted.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. The payable due to related parties includes a payable to be paid to Altegris Services in connection with these services, totaling $57,837.

Pursuant to a second amended wholesaling agreement entered into by the Company and Altegris Funds, an affiliate of the Company, the Company agrees to wholesale interests of each underlying fund managed by Altegris Funds and provide support services to Altegris Funds. As such, Altegris Funds shall pay the Company the wholesaler payment fees in amounts of up to ninety percent (90%) of the aggregate sponsor fee paid monthly by each of the underlying funds managed by Altegris Funds. Pursuant to a consolidated selling agreement among the Company, Altegris Funds, and each of the investment funds for which Altegris Funds serves as general partner and/or sponsor, Altegris Funds agrees to pay the Company, which acts as the selling

3. Related-Party Transactions (continued)

During 2014, Altegris Funds was the general partner for five privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end directly from the five commodity pools. The receivable from related parties includes a receivable for continuing compensation totaling $74,416.

Pursuant to an introduction agreement, the Company desires to facilitate the investments by an affiliated privately offered hedge fund feeder fund (the Feeder) in Class P interests of a unrelated privately offered hedge fund (the Fund). Altegris Funds, an affiliate of the Company, serves as the general partner to the Feeder. As the introduction agent, the investment manager of the Fund pays the Company a onetime placement fee of 2% for each capital contribution by the Feeder to the Fund. As of December 31, 2014, the receivable from related parties includes a receivable for one-time placement fees totaling $30,169.

As part of the Reorganization, the Company was converted from an Arkansas corporation to a Delaware limited liability company. As a result, the Company made a capital distribution of its deferred tax assets in the amount of $8,185,231 ultimately to ALMI, the sole taxable entity within the group after the restructuring (Note 2).

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2014, the Company had net capital and net capital requirements of $1,140,212 and $76,070, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 1 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, refundable deposits, accounts payable, due to related parties, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses related legal fees as incurred.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2014, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2014.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through March 2, 2015, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.